Exhibit 3.6

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

T Stamp Inc.

T Stamp Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

1.                 This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, as amended by Certificates of Amendment made effective with the Secretary of State on March 26, 2020, August 18, 2021, and February 1, 2023 (the “Restated Certificate”).

2.                 The initial paragraph of Article V of the Restated Certificate is amended and restated as follows:

“The total number of shares of all classes of stock that the Corporation has authority to issue is 52,000,000, consisting of (a) 50,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock”), and (b) 2,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”).

At 12:01am Eastern time on March 23, 2023 (the “Effective Time”), each five (5) shares of the Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, rounding up to the nearest whole number of shares (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split.”

The remainder of Article V remains as it exists in the Restated Certificate.

3.                 These amendments were duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Gareth Genner, its Chief Executive Officer, on March 21, 2023.

Gareth N. Genner, Chief Executive Officer